SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
AMENDMENT #1

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Act of 1934

For the year ended December 31, 2001

City Holding Company
Profit Sharing and 401(k) Plan

City Holding Company
25 Gatewater Road
Cross Lanes, West Virginia 25313

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

FORM 11-K/A
AMENDMENT #1
Year ended December 31, 2001

Explanatory Note

Pursuant to this Form 11-K/A, the registrant amends Footnote 7, Differences Between Financial Statements and Form 5500, to provide additional explanatory information regarding the difference in Net Assets Available for Benefits as reported in the audit financial statements included in the Form 11-K/A and as reported in the Plan’s Form 5500. Additionally, Supplemental Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year has been modified to reflect the additional Plan Assets reported in the Plan’s Form 5500.

There have been no other changes made to the Form 11-K for the year ended December 31, 2001.

Required Information

The City Holding Company Profit Sharing and 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

REPORT OF INDEPENDENT AUDITORS

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the change in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at December 31, 2001, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

June 25, 2002, except for Note 7, as to
    which the date is October 15, 2002

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
Assets
Cash and cash equivalents	$4,230,917	$1,166
Investments at fair value:
Mutual and commingled funds	1,081,293	6,162,865
Common stock of City Holding Company	4,538,019	1,865,099
Participant loans	275,679	207,260
Receivables:
Employer contributions	—	43,805
Participant contributions	—	100,192

Net assets available for benefits	$10,125,908	$8,380,387

See accompanying notes.

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions
Contributions and income:
Contributions from employer	$473,315
Contributions from employees	1,137,719
Interest and dividends	155,236

Total contributions and income	1,766,270
Deductions
Withdrawals and benefit payments	(1,656,736)

109,534
Net realized and unrealized appreciation in fair value of investments	1,594,255
Transfer from City Holding Company Employee Stock Ownership Plan Money Purchase	41,732
Net assets available for benefits at beginning of year	8,380,387

Net assets available for benefits at end of year	$10,125,908

See accompanying notes.

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 2001

1.    Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

Cash and cash equivalents at December 31, 2001, primarily represent the liquidation of certain investments to be transferred in connection with the transfer of the Plan’s assets to the new trustee, City National Bank of West Virginia. Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2001 and 2000.

Included in the Mutual and Commingled Funds on the Statement of Net Assets Available for Benefits is a group annuity contract that represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Deposit Administration Fund, compounded annually, and is determined by annual interest rates which will not be less than 4.25% and 5% for the 2001 and 2000 contract years (as specified in the contract), respectively. At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received and applies for the life of the contract. The group annuity

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Significant Accounting Policies (continued)

contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers might be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

Each participant may designate the percentage of his or her contributions to be invested into any of the five investment options, offered by the Plan.

2.    Description of Plan

The following description of the Plan provides general information. Participants should refer to the summary Plan description for a complete description of the Plan’s provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and attained the age of 21. Effective January 1, 2002, employees are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company. Effective January 1, 2002, matching contributions by the Company are directed by the participant’s investment elections.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $31,000 and $38,000 in 2001 and 2000, respectively, of participant account balances rolled-over from previous employer plans.

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Description of Plan (continued)

Vesting

Effective November 1, 2001, vesting for participant’s accounts affected by certain business divestures of the Company were fully vested based upon the following dates: City Mortgage Services effective July 2, 1999; CityNet effective April 30, 2001; and Jarrett/Aim Communications effective May 31, 2001. The remaining participants not affected by the divestures were fully vested in their account balance effective December 31, 1995.

Prior to November 1, 2001, participants were immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant became vested in discretionary profit sharing contributions as follows:

Years of Service	Vested Percentage of Employer Contributions
Less than 2	0%
3	20
4	40
5	60
6	80
7 or more	100

There were no discretionary profit sharing contributions during 2001 or 2000. Forfeitures of terminated participants’ non-vested account balances are allocated to eligible participants who are employed based upon the dates discussed above regarding vesting.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated August 27, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. As further discussed in Note 6, the Plan was amended effective January 1, 2002. A determination letter as to the tax status of the amended Plan has been requested by the Plan.

4.    Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

Effective January 1, 2002, City National Bank of West Virginia, a subsidiary of the Company, became the trustee of the Plan’s assets.

5.    Investments

During 2001, the Plan’s five investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common Stock	$2,078,024
Mutual and Commingled Funds	(483,769)

Total	$1,594,255

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2001	2000
* City Holding Company Common Stock	$4,538,019	$1,865,099
Fidelity Advisor Short Fixed Income Fund	49,215	871,614
Fidelity Advisor Growth Opportunity Fund	17,305	2,212,670
Fidelity Advisor Balanced Fund	11,079	1,559,558
Group Annuity Contract	912,012	1,016,037

*	Includes nonparticipant directed and party-in-interest

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is a follows:

	December 31
	2001	2000
Net assets:
City Holding Company common stock, at fair value	$4,538,019	$1,865,099
Cash and cash equivalents	1,776	929
Contribution receivable	—	63,131

Total	$4,539,795	$1,929,159

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Investments (continued)

Year Ended December 31 2001
Change in net assets:
Contributions from employer	$473,315
Contributions from employees	275,628
Interfund transfers	291,590
Interest and dividends	356
Transfer from City Holding Company Employee Stock Ownership Plan Money Purchase	41,732
Net realized and unrealized appreciation in fair value	2,078,024
Distribution to participants	(550,009)

Net change	$2,610,636

6.    Subsequent Events

Effective January 1, 2002, the Board of Directors of the Company approved changing the name of the Plan to the City Holding Company 401(k) Plan and Trust. In addition, the Board of Directors of the Company approved the merger of the Horizon Bancorp 401(k) Plan (Horizon Plan) into the City Holding Company 401(k) Plan. The net assets that approximated $1.6 million of the Horizon Plan were transferred to the City Holding Company 401(k) Plan trustee on January 7, 2002.

Effective November 1, 2001, the Board of Directors of the Company approved the merger of the City Holding Company Employee Stock Ownership Bonus Plan and City Holding Company Employee Stock Ownership Plan Money Purchase (collectively the ESOP Plans) into the Plan. The ESOP Plans’ benefits are completely financed with Company stock. Approximately 446,000 shares of Company stock were transferred to the City Holding Company 401(k) Plan trustee on January 8, 2002 to be added to the respective participant’s account balance.

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Differences Between Financial Statements and Form 5500

For purposes of Form 5500, amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of year end. For financial reporting purposes, these amounts are not recorded. The amounts allocated to withdrawn participants not yet paid as of December 31, 2001 and 2000, were $8,301 and $509,176, respectively.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2001:

Net assets available for benefits per the financial statements	$10,125,908
Transfer of assets from the ESOP Plans	5,380,416

Net assets available for benefits per Form 5500	$15,506,324

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the treatment of the assets transferred from the ESOP Plans on January 8, 2002, as discussed in Note 6. The Statement of Net Assets Available for Benefits as of December 31, 2001, does not include the ESOP Plan assets transferred on January 8, 2002, whereas the Form 5500 filed on October 15, 2002, includes these assets based on the merger occurring shortly after the Plan year-end.

Supplemental Schedules

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

PLAN: 002    EIN: 550619957

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT END OF YEAR
December 31, 2001

Shares/Units	Description	Cost	Current Value
Common stock:
822,733	* City Holding Company common stock	$15,551,989	$9,905,704
Investments in mutual or commingled funds:
5,264	Fidelity Advisor Short Fixed Income Fund	NR	49,215
602	Fidelity Advisor Growth Opportunity Fund	NR	17,305
713	Fidelity Advisor Balanced Fund	NR	11,079
6,629	Fidelity Advisor Overseas Fund	NR	91,682
912,012	Group Annuity Contract	NR	912,012

			1,081,293
Cash and cash equivalents
	Cash	NR	3,938,440
	Evergreen Money Market Trust U.S.
	Government Money Market Fund	NR	304,208

			4,242,648
Participant loans (annual interest rates ranging from 6% to 10.21%)		NR	276,679

Total		$15,551,989	$15,506,324

*	Party-in-interest

NR	(Not Required)

CITY HOLDING COMPANY
PROFIT SHARING AND 401(k) PLAN

PLAN: 002        EIN: 550619957

SCHEDULE H, LINE 4(j)—SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2001

	Number	Total	Number	Total	Total
	of	Cost	of	Cost	Proceeds	Loss
	Units	of	Units	of	from	on
	Purchased	Purchase	Sold	Sales	Sales	Sales
Category (iii)—Series of Transactions in Excess of 5% of Plan Assets
* City Holding Company Common Stock	99,853	$1,041,523	34,436	$590,134	$333,781	$(256,353)

*	Party-in-interest

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CITY HOLDING COMPANY Profit Sharing and 401(k) Plan

/s/ CRAIG G. STILWELL
Craig G. Stilwell Plan Administrator

June 25, 2002